UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

MBIA Capital /
Claymore Managed Duration Investment Grade Municipal Fund
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

55266X100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 748,332
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 748,332
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 748,332
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 748,332
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,861
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,861
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.98%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,241
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 37,241
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,596
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,596
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.98%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.98%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,291
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,291
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.98%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,478
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 64,478
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

The following constitutes Amendment No. 7 the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 748,332 Shares beneficially owned by WILLC is approximately $8,548,932.  The Shares beneficially owned by WILLC consist of 1,011 Shares, 1,000 of which were acquired with WILLC’s working capital and 11 of which were acquired through the Issuer’s dividend repurchase plan, 236,861 Shares that were acquired with WIHP’s working capital, 37,241 Shares that were acquired with WIAP’s working capital, 236,596 Shares that were acquired with WITRP’s working capital and 236,623 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 300,769 Shares beneficially owned by BPM is approximately $3,517,037.  The Shares beneficially owned by BPM consist of 236,291 Shares that were acquired with BPIP’s working capital and 64,478 Shares that were acquired with BPP’s working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 27, 2009 the Issuer entered into an agreement (the “Agreement”) with the Reporting Persons pursuant to which the Issuer agreed to commence a tender offer to expire on or before March 1, 2010, for up to 15% of the Issuer’s then outstanding Shares, at a price equal to at least 98% of the net asset value (“NAV”) of the Shares (the “Initial Tender Offer”) as of the close of business on the expiration date of the Initial Tender Offer.

The Issuer also agreed to commence a tender offer for up to 5% of the Issuer’s then outstanding Shares, at a price equal to at least 98% of NAV (the “First Conditional Tender Offer”) as of the close of business on the expiration date of the First Conditional Tender Offer, if during the period from March 1, 2010 through May 30, 2010 (the “First Conditional Tender Offer Test Period”) the Shares trade at a market price representing an average daily discount to NAV of more than 5%.  If required, the First Conditional Tender Offer will commence as soon as reasonably practicable following the expiration of the First Conditional Tender Offer Test Period.

The Issuer further agreed to commence a tender offer for up to 5% of the Issuer’s then outstanding Shares, at a price equal to at least 98% of NAV (the “Second Conditional Tender Offer”) as of the close of business on the expiration date of the Second Conditional Tender Offer, if the Shares trade at a market price representing an average daily discount to NAV of more than 5% during the period commencing on the 6th business day following the expiration of the First Conditional Tender Offer through August 31, 2010 (the “Second Conditional Tender Offer Test Period”).  If required, the Second Conditional Tender Offer will commence as soon as reasonably practicable following the expiration of the Second Conditional Tender Offer Test Period.

The Issuer further agreed to commence a tender offer for up to 5% of the Issuer’s then outstanding Shares, at a price equal to at least 98% of NAV (the “Third Conditional Tender Offer”) as of the close of business on the expiration date of the Third Conditional Tender Offer, if the Shares trade at a market price representing an average daily discount to NAV of more than 5% during the period commencing on the 6th business day following the expiration of the Second Conditional Tender Offer through November 30, 2010 (the “Third Conditional Tender Offer Test Period”).  If required, the Third Conditional Tender Offer will commence as soon as reasonably practicable following the expiration of the Third Conditional Tender Offer Test Period.

CUSIP NO. 55266X100

The Reporting Persons agreed to, among other things, (i) withdraw WILLC’s proposal to declassify the Issuer’s Board of Trustees (the “Shareholder Proposal”) from consideration at the Issuer’s meeting of shareholders to be held on January 29, 2010 (the “Annual Meeting”) and (ii) vote all Shares beneficially owned as of the close of business on November 27, 2009 in favor of the MZF Trustee Slate (as defined in the Agreement), against any proposal made in opposition to, or in competition or inconsistent with, the MZF Trustee Slate and cooperate with the Issuer in the approval of the MZF Trustee Slate and the rejection of the Shareholder Proposal.

The Reporting Persons also agreed that through December 31, 2010, they will not, among other things, (i) effect, seek, offer, engage in, propose or participate in any “solicitation” of “proxies” (as such terms are defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the Issuer, (ii) propose any matter for submission to a vote of stockholders of the Issuer, (iii) grant any other proxy with respect to securities of the Issuer, except as contemplated in the Agreement, (iv) form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Issuer, except as contemplated by the Agreement and (v) seek (a) to call a meeting of stockholders of the Issuer, (b) representation on the Board, (c) the removal of any member of the Board or (d) to control or influence the management or policies of the Issuer.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 7,935,591 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2009, as reported in the Issuer’s Certified Shareholder Report of Registered Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on October 6, 2009.

As of the close of business on December 2, 2009, WIHP, WIAP, WITRP and WITRL beneficially owned 236,861, 37,241, 236,596 and 236,623 Shares, respectively, representing approximately 2.98%, less than 1%, approximately 2.98% and approximately 2.98%, respectively, of the Shares outstanding.  As the managing member of WIAP, the general partner of each of WIHP and WITRP and the investment manager of WITRL, WILLC may be deemed to beneficially own the 747,321 Shares owned in the aggregate by WIHP, WIAP, WITRP and WITRL, constituting approximately 9.4% of the Shares outstanding, in addition to the 1,011 Shares it holds directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 748,332 Shares beneficially owned by WILLC, constituting approximately 9.4% of the Shares outstanding.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Western Entities may be deemed to beneficially own the 300,769 Shares owned by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

As of the close of business on December 2, 2009, BPIP and BPP beneficially owned 236,291 and 64,478 Shares, respectively, representing approximately 2.98% and less than 1%, respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 300,769 Shares owned in the aggregate by BPIP and BPP, constituting approximately 3.8% of the Shares outstanding.  As managing members of BPM, Messrs. Franzblau and Ferguson may each be deemed to beneficially own the 300,769 Shares beneficially owned by BPM, constituting approximately 3.8% of the Shares outstanding.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Benchmark Entities may be deemed to beneficially own the 748,332 Shares owned by the other Reporting Persons.  The Benchmark Entities disclaim beneficial ownership of such Shares.

CUSIP NO. 55266X100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer..

Item 6 is hereby amended to add the following:

On December 3, 2009, WILLC, BPIP, BPP and BPM entered into an agreement (the “Agreement”) whereby WILLC agreed to cease providing recommendations to BPIP and BPP with respect to purchases and sales of securities of the Issuer.  In addition, pursuant to the terms of the Agreement, BPIP, BPP, BPM, Mr. Ferguson and Mr. Franzblau are no longer members of a “group” with respect to the securities of the Issuer with the other Reporting Persons and will cease to be Reporting Persons immediately after the filing of this Amendment No. 7 to the Schedule 13D.

On December 3, 2009, WILLC, WIHP, WIAP, WITRP, WITRL and Mr. Lipson entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

99.1
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd. and Arthur D. Lipson, dated December 3, 2009.

99.2
Agreement, dated November 27, 2009, by and among Arthur D. Lipson, Robert Ferguson, Scott Franzblau, Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd., Benchmark Plus Institutional Partners L.L.C., Benchmark Plus Partners L.L.C. and Benchmark Plus Management, L.L.C., and MBIA Capital /Claymore Managed Duration Investment Grade Municipal Fund.

CUSIP NO. 55266X100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2009	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 55266X100

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU